                                                                    EXHIBIT 99.1


                                  PRESS RELEASE

                                 HOLLINGER INC.

                         HOLLINGER 2000 YEAR END RESULTS

     TORONTO, April 16, 2001 - Hollinger Inc., (TSE:HLG.C) today announced its consolidated financial results for the year ended December 31, 2000 with comparison to the year ended December 31, 1999.

                                                                                       PER RETRACTABLE COMMON SHARE
                                                                                 -----------------------------------------
                               THREE MONTHS ENDED            YEAR ENDED          THREE MONTHS ENDED         YEAR ENDED
                                  DECEMBER 31               DECEMBER 31              DECEMBER 31            DECEMBER 31
                               ------------------      ---------------------     ------------------     ------------------
                                2000         1999        2000          1999       2000        1999       2000        1999
                               -----        -----      -------       -------     ------      ------     ------      ------
                                       (MILLIONS OF CDN. DOLLARS)                              (CDN. DOLLARS)
Total revenue                  729.8        867.1      3,186.4       3,260.3        n/a         n/a        n/a         n/a
EBITDA                         124.2        199.5        572.1         593.9        n/a         n/a        n/a         n/a
Net earnings                   186.0          2.6        189.4         154.8     $ 5.07      $ 0.07     $ 5.11      $ 4.43
Net earnings (loss)
  before the effects of
  unusual items                (20.1)         1.7        (30.1)        (20.3)    $(0.55)     $ 0.05     $(0.81)     $(0.58)

     For more information, please call:

     J. A. Boultbee
     Executive Vice-President
         and CFO
     Hollinger Inc.

     (416) 363-8721

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



                                 HOLLINGER INC.
                       CONSOLIDATED STATEMENT OF EARNINGS
                                    ($000's)


                                             THREE MONTHS ENDED DECEMBER 31         YEAR ENDED DECEMBER 31
                                             ------------------------------      -----------------------------
                                                 2000             1999               2000              1999
                                             -----------       -----------       -----------       -----------
Revenue
      Sales                                  $   710,077       $   863,884       $ 3,158,280       $ 3,241,319
      Investment and other income                 19,756             3,167            28,146            18,953
                                             -----------       -----------       -----------       -----------
                                                 729,833           867,051         3,186,426         3,260,272
                                             -----------       -----------       -----------       -----------
Expenses
      Cost of sales and                          585,921           664,399         2,586,183         2,647,465
      expenses
      Depreciation and amortization               53,127            56,796           219,932           228,802
      Interest expense                            62,079            73,881           274,331           258,231
                                             -----------       -----------       -----------       -----------
                                                 701,127           795,076         3,080,446         3,134,498
                                             -----------       -----------       -----------       -----------
Net (loss) earnings in equity accounted
companies                                        (15,929)              154           (14,115)            1,211

Net foreign currency (losses) gains              (12,763)              927           (12,288)            3,911
                                             -----------       -----------       -----------       -----------
Earnings before the undernoted                        14            73,056            79,577           130,896
      Unusual items                              645,834           (61,204)          700,945           413,397
      Income tax (expense) recovery             (191,565)            7,286          (260,091)         (207,263)
      Minority interest                         (268,288)          (16,501)         (331,058)         (182,215)
                                             -----------       -----------       -----------       -----------
Net earnings                                 $   185,995       $     2,637       $   189,373       $   154,815
                                             ===========       ===========       ===========       ===========


FOURTH QUARTER RESULTS

Net earnings in the fourth quarter of 2000 amounted to $186.0 million or $5.07 per share compared with earnings of $2.6 million or $0.07 per share in 1999. Excluding the net effect of unusual items, a net loss of $20.1 million or a loss of $0.55 per share was incurred in the fourth quarter of 2000 compared with net earnings of $1.7 million or $0.05 per share in 1999.

The results for the fourth quarter compared to last year have been affected by several major items.

     The National Post EBITDA loss for the fourth quarter of 2000 was $7.4 million, a $2.5 million improvement over the EBITDA loss of $9.9 million in the fourth quarter of 1999, reflecting a 17.1% increase in revenue year-over-year.

     Unusual items in the fourth quarter 2000 include gains on the sale of Canadian newspaper assets to CanWest Global Communications Corp. ("CanWest") and sales of community newspapers by Hollinger International Inc., additional start-up costs related to the new printing facility in Chicago, and write-off of investments. Unusual items in the fourth quarter of 1999 consisted of the write-off of credit facility fees, restructuring costs and an adjustment to the accounting loss on repurchase by Hollinger International Inc. of its own shares.

     Interest expense for the quarter decreased from 1999 as a result of the repayment of debt with the sale proceeds from the CanWest sale. Interest income for the fourth quarter of 2000 includes interest income on the CanWest debentures received as part of the sale proceeds.

     Fourth quarter revenue from Internet operations grew from $2.8 million in 1999 to $4.7 million in 2000 and Internet related EBITDA losses fell from $7.5 million to $3.4 million over the same time frame. The drop in EBITDA losses is a result of the sale of certain properties to CanWest.

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

SHARE CAPITAL INFORMATION

As at December 31, 2000, the issued shares and options to purchase retractable common shares of the Company were as follows:

     Preference Shares               Retractable Common Shares           Options
     8,080,482 Series II             36,374,487                          928,000
     10,147,225 Series III

CHANGE IN ACCOUNTING POLICY

The Canadian Institute of Chartered Accountants mandated a change to the method of accounting for income taxes that brings it more in line with reporting in the U.S. The change was required to be adopted retroactively effective January 1, 2000 and the Company chose to do so without restating prior years' financial statements. The change requires the Company to provide income taxes on the excess of book value of intangible assets other than goodwill over the tax value of those assets (book/tax difference). Over the years, the Company has recorded significant amounts as circulation when businesses were purchased that has not resulted in amortizable tax cost. The adjustment made effective January 1, 2000 increased future income tax liabilities by $516,113,000 and reduced minority interest by $225,109,000 with the net amount being recorded as an increase in deficit in the amount of $291,004,000. The recording of these amounts does not mean that the taxes will actually be paid nor does it reflect the timing of any such payments.

These changes could have an effect on reported income after January 1, 2000. The most significant effects are: that the future tax liability will be adjusted at each reporting period to reflect any change in tax rates; and, the tax liability will be drawn down as the book/tax difference is amortized. The former will have the effect of decreasing income when tax rates rise and increasing income when tax rates decline. This has had little effect on income during 2000 but, with tax rates declining in the countries where we operate, it could result in higher reported net income in the future. The second effect is to reduce tax expense and therefore to increase income as the book/tax difference is amortized or otherwise written off. Since the majority of the January 1, 2000 adjustment is related to Canadian assets, a portion of it has already been reflected in the tax expense provided against the gain on the sale of Canadian assets to CanWest.

OTHER

Hollinger is a Canadian-based international newspaper company that, through its subsidiaries, is engaged in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel.

More detailed information about the operations of Hollinger International Inc., and its divisions and subsidiaries may be found in their press release dated March 13, 2001.


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

HOLLINGER INC.
CONSOLIDATED BALANCE SHEET


(in thousands of dollars)                                           December 31
                                                            ---------------------------
                                                                2000            1999
                                                            ----------       ----------
ASSETS
Current assets
Cash and cash equivalents                                   $  233,916       $   74,441
Accounts receivable                                            456,242          528,072
Inventory                                                       38,506           50,089
                                                            ----------       ----------
                                                               728,664          652,602

Investments                                                  1,366,847          159,744
Capital assets                                               2,244,244        3,915,168
Goodwill and other assets                                      330,432          922,920
                                                            ----------       ----------
                                                            $4,670,187       $5,650,434
                                                            ==========       ==========
LIABILITIES
Current liabilities
Bank indebtedness                                           $  312,000       $  307,961
Accounts payable and accrued expenses                          533,422          603,441
Income taxes payable                                           521,687           73,863
Current portion of long-term debt                               13,186           71,437
Exchangeable shares                                               --             51,421
                                                            ----------       ----------
                                                             1,380,295        1,108,123


Long-term debt                                               1,263,734        2,393,979
Exchangeable shares                                            189,953          233,790
Deferred unrealized (loss) gain on exchangeable shares          (7,676)          21,139
Future income taxes                                            649,202          401,294
                                                            ----------       ----------
                                                             3,475,508        4,158,325
                                                            ----------       ----------

MINORITY INTEREST AND DEFERRED CREDITS                       1,263,110        1,353,221
                                                            ----------       ----------
SHAREHOLDERS' EQUITY
Capital stock                                                  308,263          315,229
Deficit                                                       (310,988)        (180,732)
                                                            ----------       ----------
                                                                (2,725)         134,497
Equity adjustment from foreign currency translation            (65,706)           4,391
                                                            ----------       ----------
                                                               (68,431)         138,888
                                                            ----------       ----------
                                                            $4,670,187       $5,650,434
                                                            ==========       ==========

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